UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 CD RADIO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    125127100
--------------------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------

                           APOLLO MANAGEMENT IV, L.P.
                            1999 AVENUE OF THE STARS
                                   SUITE 1900
                              LOS ANGELES, CA 90067
                                 (310) 201-4100
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 13, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------    ----------------------------------
           CUSIP No. 125127100                       Page 2 of 11 Pages
------------------------------------------    ----------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              APOLLO INVESTMENT FUND IV, L.P.
              13-3985622
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                      (b) [ ]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       OO
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
              DELAWARE
------------- ------------------------------------------------------------------
                      7     SOLE VOTING POWER
                            4,500,000
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                0

   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               4,500,000

       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               0

   PERSON WITH
----------------- --------------------------------------------------------------
        11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,500,000
----------------- --------------------------------------------------------------
        12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                                                                          [ ]
----------------- --------------------------------------------------------------
        13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  19.4%
----------------- --------------------------------------------------------------
        14        TYPE OF REPORTING PERSON*
                  PN
----------------- --------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------------------------    ----------------------------------
           CUSIP No. 125127100                       Page 3 of 11 Pages
------------------------------------------    ----------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              APOLLO OVERSEAS PARTNERS IV, L.P.
              98-0191324
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                      (b) [ ]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       OO
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
              CAYMAN ISLANDS
------------- ------------------------------------------------------------------
                      7     SOLE VOTING POWER
                             4,500,000
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                0

   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               4,500,000

       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               0

   PERSON WITH
----------------- ------- ------------------------------------------------------
        11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,500,000
----------------- --------------------------------------------------------------
        12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                                                                          [ ]
----------------- --------------------------------------------------------------
        13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  19.4%
----------------- --------------------------------------------------------------
        14        TYPE OF REPORTING PERSON*
                  PN
----------------- --------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

------------------------------------------   ----------------------------------
           CUSIP No. 125127100                      Page 4 of 11 Pages
------------------------------------------   ----------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              APOLLO ADVISORS IV, L.P.
              13-3983717
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                      (b) [ ]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       OO
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
              DELAWARE
------------- ------------------------------------------------------------------
                      7     SOLE VOTING POWER
                            4,500,000
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                0

   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               4,500,000

       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               0

   PERSON WITH
----------------- ------- ------------------------------------------------------
        11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,500,000
----------------- --------------------------------------------------------------
        12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                                                                          [ ]
----------------- --------------------------------------------------------------
        13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  19.4%
----------------- --------------------------------------------------------------
        14        TYPE OF REPORTING PERSON*
                  PN
----------------- --------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.   SECURITY AND ISSUER.

                  This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.001 per share (the "Common Stock") of CD Radio, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are at 1180 Avenue of the Americas, New York, New York 10036.

ITEM 2.   IDENTITY AND BACKGROUND.

                  This Statement is filed jointly by Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIFIV"), Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV") and Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors IV"). AIFIV, Overseas IV and Advisors IV are referred to collectively as the "Reporting Persons."

                  AIFIV and Overseas IV are principally engaged in the business of investment in securities. Advisors IV is principally engaged in the business of serving as general partner of AIFIV and managing general partner of Overseas
IV. The principal office of each of the Reporting Persons is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

                  Apollo Capital Management IV, Inc., a Delaware Corporation ("Capital Management IV"), is the general partner of Advisors IV. Capital Management IV is principally engaged in the business of serving as general partner to Advisors IV.

                  Apollo Management IV, L.P., a Delaware limited partnership ("Apollo Management IV"), serves as manager of the Reporting Persons and manages their day-to-day operations.

                  AIF IV Management, Inc., a Delaware Corporation ("AIMIV") is the general partner of Apollo Management IV. AIMIV is principally engaged in the business of serving as general partner of Apollo Management IV.

                  The respective addresses of the principal office of Advisors IV, Capital Management IV, Apollo Management IV and AIMIV are c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

                  Apollo Fund Administration IV, LLC, a Delaware limited liability company ("Administrator"), is the administrative general partner of Overseas IV. Administrator is principally engaged in the business of serving as administrative general partner of Overseas IV. The principal place of business of Administrator is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

                  Attached as Annex A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

                  Neither the Reporting Persons nor any of the persons or entities referred to in Annex A to Item 2 has, during the last five years, been convicted in a criminal proceeding (other than traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As described herein, AIFIV and Overseas IV (collectively, the "Purchasers") have agreed to purchase, for an aggregate purchase price of $135,000,000, an aggregate of 1,350,000 shares of 9.2% Junior Cumulative Convertible Preferred Stock, Series A, par value $.001 per share (the "Series A Preferred Stock") and have agreed to grant to the Company an option to require the Purchasers to purchase, subject to certain conditions, including there being no material adverse changes in or prospectively affecting the business, management or condition, financial or otherwise, of the Company and its subsidiaries, taken as a whole (a "Material Adverse Change"), for an aggregate purchase price of $65,000,000, an aggregate of 650,000 shares of 9.2% Junior Cumulative Convertible Preferred Stock, Series B, par value $.001 per share (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock"). The Company may exercise its option to require the Purchasers to purchase the Series B Preferred Stock at any time prior to the earlier of ten months from the closing of the issuance and sale of the Series A Preferred Stock and September 30, 1999. The Series A Preferred Stock and Series B Preferred Stock have substantially identical terms. The purchase will be financed with cash on hand.

ITEM 4.   PURPOSE OF THE TRANSACTION.

                  The Purchasers have agreed, pursuant to a Stock Purchase Agreement, dated as of November 13, 1998 (the "Stock Purchase Agreement"), to purchase an aggregate of 1,350,000 shares of Series A Preferred Stock for an aggregate purchase price of $135,000,000 (the "First Purchase"), and have agreed to grant to the Company an option to require the Purchasers to purchase, subject to certain conditions, including there being no Material Adverse Change, an aggregate of 650,000 shares of the Series B Preferred Stock, for an aggregate purchase price of $65,000,000 (the "Second Purchase"). The Company may exercise its option to require the Purchasers to purchase the Series B Preferred Stock at any time prior to the earlier of ten months from the closing of the issuance and sale of the Series A Preferred Stock and September 30, 1999. The First Purchase and the Second Purchase are each subject to certain customary conditions, including approval by the stockholders of the Company and expiration or early termination of any applicable waiting period under federal antitrust laws.

                  The Company will issue the Preferred Stock to the Purchasers in order to finance its operations and for other general corporate purposes.

Preferred Stock.
----------------
                  Each share of Preferred Stock will be convertible at any time into fully paid and nonassessable shares of Common Stock of the Company at the initial conversion ratio of 3.33 shares of Common Stock for every share of Preferred Stock (the "Conversion Ratio"), such Conversion Ratio to be adjusted in certain circumstances as provided for in the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 9.2% Series A Junior Cumulative Convertible Preferred Stock, and in the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 9.2% Series B Junior Cumulative Convertible Preferred Stock (collectively, the "Certificates of Designations").

                  The Preferred Stock, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up the affairs of the Company, ranks senior and prior to the Common Stock, and any other class or series of capital stock of the Company that by its terms ranks junior to the Preferred Stock. The Series A Preferred Stock ranks on a parity with the Series B Preferred Stock, and all of the Preferred Stock ranks on parity with Parity Dividend Stock and Parity Liquidation Stock (as defined in the Stock Purchase Agreement). The Preferred Stock ranks junior to the Company's 10.5% Series C Convertible Preferred Stock, and all Senior Dividend Stock and Senior Liquidation Stock (as defined in the Stock Purchase Agreement). In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of the Preferred Stock are entitled to receive $100.00 per share (the "Liquidation Preference") plus all accrued and unpaid dividends, to the payment date.

                  The holders of Preferred Stock will receive cumulative dividends at the annual rate of 9.2% of the sum of the Liquidation Preference, plus all unpaid dividends, if any, whether or not declared, from the date of issuance of Preferred Stock to the applicable dividend payment date, per share. Dividends will be payable in cash or, at the Company's option, in additional shares of Preferred Stock.

                  From and after November 15, 2001 and prior to November 15, 2003, the Company, at its option, may redeem shares of Preferred Stock, in whole or in part, at the redemption price of the Liquidation Preference, plus an amount equal to the dividends unpaid on the redeemed shares of stock, if the Current Market Price (as defined in the Certificates of Designations) of the Common Stock equals or exceeds $60.00 per share for a period of 20 consecutive trading days. From and after November 15, 2003, the Company may redeem shares of Preferred Stock, in whole or in part, at the redemption price of the Liquidation Preference, plus an amount equal to the dividends unpaid on the redeemed shares of stock. On November 15, 2011, the Company must redeem all outstanding shares of the Preferred Stock at the redemption price of the Liquidation Preference, plus an amount equal to the dividends unpaid on the redeemed shares of stock.

                  The Company may, at any time, exchange 9.2% convertible debentures of the Company ("the "Convertible Debt"), in whole or in part, for shares of Preferred Stock, as more specifically set forth in the Certificates of Designations. The Convertible Debt is to be issued with terms substantially similar to that of the Preferred Stock.

                  Holders of shares of Preferred Stock will be entitled to vote together as a single class with the holders of shares of Common Stock on all matters as to which holders of shares of Common Stock are entitled to vote. In such instances, each share of Preferred Stock will represent a number of votes equal to the Conversion Ratio then in effect.

                  The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Stock Purchase Agreement and the Certificates of Designations, a copy of each of which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

                  The purpose of the transactions by the Reporting Persons described in this Statement is investment in the Company. Notwithstanding the foregoing, the Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Company's Board, to acquire additional shares of common stock from time to time or to sell or otherwise dispose of all or part of the Preferred Stock beneficially owned by them (or any shares of Common Stock into which such Preferred Stock is converted or any Convertible Debt for which such Preferred Stock is exchanged) in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this
Schedule 13D to reflect such a change.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Reporting Persons have agreed to purchase shares of Series A Preferred Stock having an aggregate liquidation preference of $135,000,000, for an aggregate purchase price of $135,000,000. Assuming the conversion of all of the Series A Preferred Stock as of the date hereof, the Reporting Persons would own in the aggregate 4,500,000 shares of Common Stock of the Company, representing approximately 19.4% of the outstanding Common Stock of the Company. The number of shares of Common Stock into which shares of Series A Preferred Stock are convertible may be increased upon the occurrence of certain events as described in Item 4. Beneficial ownership of such Series A Preferred Stock will be acquired as described in Item 3 and Item 4. See also the information contained on the cover pages to this Schedule 13D, which is incorporated herein by reference.

                  The securities of the Company held by the Reporting Persons may be subject from time to time to variuos collateral and other similar security arrangements made with third party financial institutions in the ordinary course of business.

                  (b) See the information contained on the cover pages to this
Schedule 13D, which is incorporated herein by reference.

                  For purposes of Section 13 of the Act, Advisors IV may be deemed to control AIFIV and Overseas IV, respectively. Each of the Reporting Persons may thus be considered to beneficially own and to have sole voting and dispositive power with respect to all of the Common Stock of the Issuer to be held of record by AIFIV and Overseas IV.

                  (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting persons.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The response to Items 3 and 4 are hereby incorporated herein by reference.

                  Pursuant to the Stock Purchase Agreement, the Purchasers have granted an option to the Company to require the Purchasers to purchase, subject to certain conditions, including there being no Material Adverse Change for an aggregate purchase price of $65,000,000, an aggregate of 650,000 shares of Series B Preferred Stock. The option may be exercised, in whole but not in part, at any time by the Company, but in no event any later than 12:00 noon, on or before the date that is the earlier of (i) September 30, 1999 or (ii) ten months after the Closing Date (as defined in the Stock Purchase Agreement).

                  Pursuant to a Voting Agreement (the "Voting Agreement"), dated as of November 13, 1998, by and among AIFIV, Overseas IV and David Margolese, the Chief Executive Officer of the Company (the "Stockholder"), the Stockholder has agreed to vote the shares of Common Stock owned by him and certain other shares of Common Stock the voting power of which he controls, to approve the issuance of the Preferred Stock pursuant to the Stock Purchase Agreement. The Stockholder further has agreed that prior to the earlier of (i) the date that the contemplated transactions have been validly approved by written consent of holders of a majority of the outstanding shares of Common Stock of the Company or (ii) the record date for a special meeting of stockholders of the Company called for the purpose of obtaining the requisite stockholder approval of the contemplated transactions, he will not contract to sell or otherwise pledge, encumber, transfer or dispose of any of Common Stock owned beneficially or of record by him, and will not encourage or assist any person to sell or otherwise dispose of any shares the voting power of which he controls. The Stockholder is the direct or indirect record holder and beneficial owner of 1,600,000 shares of Common Stock, representing approximately 6.9% of the outstanding Common Stock. The Stockholder has the right to vote an additional 2,834,500 shares of Common Stock, representing approximately 12.2% of the outstanding Common Stock, pursuant to the terms of a voting trust agreement, of which he is the voting trustee. The Reporting Persons expressly disclaim beneficial ownership of any of the securities of the Company owned or controlled by the Stockholder.

                  Pursuant to a Tag-Along Agreement (the "Tag-Along Agreement"), dated as of November 13, 1998, by and among AIFIV, Overseas IV, the Company and the Stockholder, the Stockholder has agreed that the Purchasers shall have the right to participate in certain sales of the Company's Common Stock by the Stockholder or his Permitted Transferees (as defined in the Tag-Along Agreement), on a pro rata basis, provided that (i) immediately following such sale, the Stockholder and the Permitted Transferees would have sold in the aggregate, from November 13, 1998, 800,000 or more shares of Common Stock (adjusted for splits, dividends paid in Common Stock, reclassifications of the Common Stock, and other similar events) and (ii) the number of shares of Common Stock proposed to be sold or disposed of in the contemplated sale in the aggregate by the Stockholder and his Permitted Transferees is equal to or greater than 80,000 (as similarly adjusted). The rights provided for in the Tag-Along Agreement expire on the earlier of (i) the date on which the Purchasers beneficially own less than 2,000,000 shares of the Common Stock (as adjusted for stock splits, dividends paid in Common Stock, reclassifications of the Common Stock and other similar events) or (ii) the date that is six months from the first date after nationwide commercial introduction of the Company's service.

                  The foregoing response to this Item 6 is qualified by reference to the Voting Agreement, the full text of which is filed as Exhibit 4 hereto and incorporated herein by reference, and by reference to the Tag-Along Agreement, the full text of which is filed as Exhibit 5 hereto and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Stock Purchase Agreement, dated as of November 13, 1998, by and among the Company, AIFIV, and Overseas IV (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of CD Radio, Inc. filed on November 17, 1998).

Exhibit 2 Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 9.2% Series A Junior Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of CD Radio Inc. filed on November 17,
                  1998).

Exhibit 3 Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 9.2% Series B Junior Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of CD Radio Inc. filed on November 17,
                  1998).

Exhibit 4 Voting Agreement, dated as of November 13, 1998, by and among AIFIV, Overseas IV, and the Stockholder (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K of CD Radio, Inc. filed on November 17, 1998).

Exhibit 5 Tag-Along Agreement, dated as of November 13, 1998, by and among AIFIV, Overseas IV, the Company, and the Stockholder (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K of CD Radio, Inc. filed on November 17,
                  1998).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 23, 1998


                               APOLLO INVESTMENT FUND IV, L.P.

                                 By:  Apollo Advisors IV, L.P., its General
                                      Partner

                                      By:   Apollo Capital Management IV, Inc.,
                                            its General Partner


                                      By: /s/ Michael D. Weiner
                                         -----------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President, Apollo Capital
                                               Management IV, Inc.



                               Apollo Overseas Partners IV, L.P.

                               By:  Apollo Advisors IV, L.P., its Managing
                                    General Partner

                                    By:  Apollo Capital Management IV, Inc., its
                                         General Partner


                                    By: /s/ Michael D. Weiner
                                        -----------------------------------
                                         Name:  Michael D. Weiner
                                         Title: Vice President, Apollo Capital
                                                Management IV, Inc.



                               APOLLO ADVISORS IV, L.P.

                               By:  Apollo Capital Management IV, Inc.,
                                    its General Partner


                                    By:  /s/ Michael D. Weiner
                                         -----------------------------------
                                         Name: Michael D. Weiner
                                         Title: Vice President, Apollo Capital
                                         Management IV, Inc.

                                ANNEX A TO ITEM 2

                  The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of Advisors IV, Capital Management IV, and Administration. Capitalized terms used herein without definition have the meanings thereto in the Schedule 13D to which this Annex A relates. Except as otherwise indicated in this Annex A or in the
Schedule 13D to which this Annex A relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

                  The principal business of Advisors IV is to provide advice regarding investments by, and serving as general partner to, the Reporting Persons, and the principal business of Capital Management IV is that of serving as general partner to, the Reporting Persons, and the principal business of Capital Management IV is that of serving as general partner to Advisors IV.

                  The directors and principal executive officers of Capital Management IV are Messrs. Leon D. Black and John J. Hannan. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Capital management IV. Messrs. Black and Hannan are also limited partners of Advisors IV. Mr. Black is the President and director of AIMIV, the general partner of Apollo Management IV. Mr. Hannan is a Vice President and director of AIMIV. AIMIV is principally engaged in the business of serving as general partner of Apollo Management IV.

                  Messers. Black and Hannan are also founding principals of Apollo Advisors, L.P. ("Advisors"), Apollo Advisors II, L.P. ("Advisors II"), Lion Advisors, L.P. ("Lion"), Apollo Real Estate Advisors, L.P. ("AREA"), Apollo Real Estate Advisors II, L.P. ("AREA II") and Apollo Real Estate Advisors III, L.P. ("AREA III"). The principal business of Advisors, Advisors II and Lion is to provide advice regarding investments in securities and the principal business of AREA, AREA II and AREA III is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.